October 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Dillon Hagius

Re: Sonnet BioTherapeutics Holdings, Inc.

Registration Statement on Form S-1

File No. 333-274581

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: October 24, 2023

Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as joint representatives of the underwriters of the proposed public offering of securities of Sonnet BioTherapeutics Holdings, Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form S-1, as amended, be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on October 24, 2023, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, we, as joint representatives of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Chardan Capital Markets, LLC

By:	/s/ Shai Gerson
Shai Gerson
Managing Director

Ladenburg Thalmann & Co. Inc.

By:	/s/ Vlad Ivanov
Vlad Ivanov
Managing Director